

I, Dave Girgenti, certify that:

(1) the financial statements of Lifeblink Incorporated included in this Form are true and complete in all material respects; and

(2) the tax return information of Lifeblink Incorporated included in this Form reflects accurately the information reported on the tax return for Lifeblink Incorporated filed for the fiscal year ended 2015.

CEO
Lifeblink, Incorporated
July 10, 2016



**Contents:**



LIFEBLINK

06/16/16

Balance Sheet Prev Year Comparison

As of December 31, 2015

| | Dec 31, '15 | Dec 31, '14 | $ Change | % Change |
|---|---|---|---|---|
| ASSETS | | | | |
| Current Assets | | | | |
| Checking/Savings | | | | |
| Lifeblink | 843.71 | 2,768.59 | -1,924.88 | -69.5% |
| Petty Cash | 13.82 | 0.00 | 13.82 | 100.0% |
| Total Checking/Savings | 857.53 | 2,768.59 | -1,911.06 | -69.0% |
| Other Current Assets | | | | |
| Prepaid NJ Corp Tax | 250.00 | 0.00 | 250.00 | 100.0% |
| Total Other Current Ass... | 250.00 | 0.00 | 250.00 | 100.0% |
| Total Current Assets | 1,107.53 | 2,768.59 | -1,661.06 | -60.0% |
| Fixed Assets | | | | |
| Software Development ... | 38,195.00 | 30,000.00 | 8,195.00 | 27.3% |
| Total Fixed Assets | 38,195.00 | 30,000.00 | 8,195.00 | 27.3% |
| TOTAL ASSETS | 39,302.53 | 32,768.59 | 6,533.94 | 19.9% |
| LIABILITIES & EQUITY | | | | |
| Liabilities | | | | |
| Current Liabilities | | | | |
| Credit Cards | | | | |
| Capital One-2278 | 569.38 | 0.00 | 569.38 | 100.0% |
| Total Credit Cards | 569.38 | 0.00 | 569.38 | 100.0% |
| Total Current Liabilities | 569.38 | 0.00 | 569.38 | 100.0% |
| Long Term Liabilities | | | | |
| Loan - Martha | 29,020.00 | 20,300.00 | 8,720.00 | 43.0% |
| Total Long Term Liabilit... | 29,020.00 | 20,300.00 | 8,720.00 | 43.0% |
| Total Liabilities | 29,589.38 | 20,300.00 | 9,289.38 | 45.8% |
| Equity | | | | |
| Owner Contribution | 22,500.00 | 15,000.00 | 7,500.00 | 50.0% |
| Retained Earnings | -2,531.41 | 0.00 | -2,531.41 | -100.0% |
| Net Income | -10,255.44 | -2,531.41 | -7,724.03 | -305.1% |
| Total Equity | 9,713.15 | 12,468.59 | -2,755.44 | -22.1% |
| TOTAL LIABILITIES & EQUITY | 39,302.53 | 32,768.59 | 6,533.94 | 19.9% |

3



# Statements of Operations

LIFEBLINK
06/16/16 Profit and Loss Prev Year Comparison
January 2014 through December 2015

| | Jan '14 - Dec '15 | Jan '13 - Dec '14 | $ Change | % Change |
|---|---|---|---|---|
| Ordinary Income/Expense | | | | |
| Expense | | | | |
| Event Charges | | | | |
| Ticketleap | 175.73 | 0.00 | 175.73 | 100.0% |
| Total Event Charges | 175.73 | 0.00 | 175.73 | 100.0% |
| Advertising and Promotion | 110.00 | 0.00 | 110.00 | 100.0% |
| Automobile Expense | | | | |
| Parking | 159.00 | 0.00 | 159.00 | 100.0% |
| Total Automobile Expense | 159.00 | 0.00 | 159.00 | 100.0% |
| Bank Service Charges | 0.00 | 0.00 | 0.00 | 0.0% |
| Business Licenses and Permits | 705.93 | 0.00 | 705.93 | 100.0% |
| Computer Servers | | | | |
| Amazon | 515.36 | 0.00 | 515.36 | 100.0% |
| Heroku | 575.25 | 0.00 | 575.25 | 100.0% |
| Computer Servers - Other | 2,500.00 | 2,500.00 | 0.00 | 0.0% |
| Total Computer Servers | 3,590.61 | 2,500.00 | 1,090.61 | 43.6% |
| Info Website Technology | | | | |
| Adobe Creative Cloud | 588.39 | 0.00 | 588.39 | 100.0% |
| Airbrake | 273.00 | 0.00 | 273.00 | 100.0% |
| Facebook | 72.02 | 0.00 | 72.02 | 100.0% |
| Github | 182.00 | 0.00 | 182.00 | 100.0% |
| Google | 440.84 | 22.41 | 418.43 | 1,867.2% |
| WIX | 210.73 | 0.00 | 210.73 | 100.0% |
| Info Website Technology - O... | 9.00 | 9.00 | 0.00 | 0.0% |
| Total Info Website Technology | 1,775.98 | 31.41 | 1,744.57 | 5,554.2% |
| Marketing | 224.00 | 0.00 | 224.00 | 100.0% |

| | Jan '14 - Dec '15 | Jan '13 - Dec '14 | $ Change | % Change |
|---|---|---|---|---|
| Meals and Entertainment | 208.63 | 0.00 | 208.63 | 100.0% |
| Office Space | 315.00 | 0.00 | 315.00 | 100.0% |
| Office Supplies | 218.08 | 0.00 | 218.08 | 100.0% |
| Postage and Delivery | 26.17 | 0.00 | 26.17 | 100.0% |
| Professional Fees | | | | |
| Lawyer | 1,925.00 | 0.00 | 1,925.00 | 100.0% |
| Total Professional Fees | 1,925.00 | 0.00 | 1,925.00 | 100.0% |
| Server management | 2,500.00 | 0.00 | 2,500.00 | 100.0% |
| Tax Expense | 500.00 | 0.00 | 500.00 | 100.0% |
| Telephone Expense | 189.37 | 0.00 | 189.37 | 100.0% |
| Wire transfer fee | 270.00 | 0.00 | 270.00 | 100.0% |
| Total Expense | 12,893.50 | 2,531.41 | 10,362.09 | 409.3% |
| Net Ordinary Income | -12,893.50 | -2,531.41 | -10,362.09 | -409.3% |
| Other Income/Expense | | | | |
| Other Income | | | | |
| Google Revenue-Ads | 106.65 | 0.00 | 106.65 | 100.0% |
| Total Other Income | 106.65 | 0.00 | 106.65 | 100.0% |
| Net Other Income | 106.65 | 0.00 | 106.65 | 100.0% |
| Net Income | -12,786.85 | -2,531.41 | -10,255.44 | -405.1% |

4



## Statement of Stockholders' Equity (Deficit)

|  | Number of Shares | Additional Paid-In Capital | Accumulated Debt | Total |
|---|---|---|---|---|
| **Balance at 20 July 2014** | **900,000** | **$-** | **$-** | **$2,769** |
| Issue of Share Capital | 900,000 | $15,000 | $- | $15,000 |
| 2014 Debt Liabilities | 0 | $- | -($20,300) | -($20,300) |
| Income of the Year | 0 | $- | $- | -($2,531) |
| **Dividends** | 0 | $- | $- | $- |
| **Balance at 31 Dec, 2014** | 900,000 | $15,000 | -($20,300) | -($2,531) |
|  |  |  |  |  |
|  |  |  |  |  |
| **Balance at 1 Jan. 2015** | 900,000 | $15,000 | **-($20,300)** | **-($2,531)** |
| Issue of Share Capital | 0 | $7,500 | $- | $- |
| 2015 Debt Liabilities | 0 | $- | -($8,720) | $- |
| Issue of Common Stock for Services | 100,000 | $- | $- | $- |
| Income of the Year | 0 | $- | $- | -($10,256) |
| **Dividends** | 0 | $- | $- | $- |
| **Balance at 31 Dec, 2015** | 1,000,000 | $22,500 Total | -($29,020) | -($12,787) |
|  |  |  |  |  |



# Statements of Cash Flows

LIFEBLINK
Statement Of Cash Flows
January 1 through September 3, 2015

|  | Jan 1 – Sep 3, '... |
| --- | --- |
| OPERATING ACTIVITIES |  |
| Net Income | –12,710.98 |
| Adjustments to reconcile Net Income to net cash provided by operations: |  |
| Capital One–2278 | 869.54 |
| Net cash provided by Operating Acti... | –11,841.44 |
| FINANCING ACTIVITIES |  |
| Loan – Martha | 5,220.00 |
| Owner Contribution | 5,000.00 |
| Net cash provided by Financing Acti... | 10,220.00 |
| Net cash increase for period | –1,621.44 |
| Cash at beginning of period | 2,768.59 |
| Cash at end of period | 1,147.15 |



**Notes to the Financial Statements (unaudited)**
**For the Years Ended December 31, 2015**

## 1. GENERAL

Lifeblink Incorporated, a New Jersey Corporation was formed July 22, 2014. On May 20, 2016 the company was dissolved and Lifeblink Incorporate., became a Delaware C corporation. Lifeblink, Inc. (the Company) is a technology company specializing in capturing, organizing and preserving personal history. The financial statements are expressed in U.S. dollars. The Company is not a subsidiary nor does it have any subsidiaries.

## 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
**Basis of Accounting**

The financial statements of the Company are unaudited and have been prepared using accounting principles generally accepted in the United States that are applicable to a going concern which contemplates that the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of business.

The Company is currently seeking funding in order to finance its business strategy, operations and growth through the issuance of equity, debt, or a combination of the two. The failure to obtain this funding would be detrimental to the Company. The accompanying financial statements do not include any adjustments relating to the recoverability and classification of asset carrying amounts or the amount and classification of liabilities that might result from the outcome of this uncertainty. The Company has never had revenue and is reporting a growing accumulated deficit. These circumstances raise substantial doubt about the Company's ability to continue as a going concern.



The Company is a development stage company and during the years ended December 31, 2014 and 2015 with limited revenue. In accordance with U.S. general accepted accounting principle ASU 2014-10, the Company is not required to (1) present inception-to-date information in the statements of income, cash flows, and shareholder equity, (2) label the financial statements as those of a development stage entity, (3) disclose a description of the development stage activities in which the entity is engaged, and (4) disclose in the first year in which the entity is no longer a development stage entity that in prior years it had been in a development stage.

**Nature of Operations**
The principle activities of the Company will be the development of technology specializing in capturing, organizing and preserving personal history.

**Subsequent Events**
The Company has evaluated subsequent events for recognition and disclosure through July 1, 2016, which is the date the financial statements were available to be issued.

**Use of Estimates**
The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

**Research and Development**
The Company expenses technology development costs as incurred.



**Income Taxes**
Income tax expense includes the current year income tax paid or payable (or refundable), and the change in deferred tax assets and liabilities. A deferred tax asset or liability results from the difference between the tax basis of an asset or liability and its reported amount in the financial statements that will result in taxable or deductible amounts in future years when recovered or settled.

In accordance with Accounting Standard ASC 740, uncertain tax positions are recognized if management believes it is more likely than not that a tax position will be sustained based on the merits of the position, presuming the position will be examined by an appropriate tax authority having full knowledge of all relevant information. As of December 31, 2014 and 2015, the Company had no uncertain tax positions that qualify for recognition in the financial statements.

For the periods presented the Company was a pass-through entity and as such no taxes or deferred tax assets or liabilities are reported at the company level.

**3. DUE TO SHAREHOLDER**
Amounts due do shareholder represent amounts supplied to the company to fund operations since inception. The shareholder is the founder and CEO and is a related party. There are no fixed terms of repayment.

**4. SHAREHOLDERS' EQUITY**
**Common Stock**
The Company has authorized 1,000 of common stock with a par value of $0.01. The Company issued 900 founders shares to the CEO and 100 founders shares to the CTO at inception. There are no other classes of stock authorized by the Company at this time.

**Equity-Based Payments to Non-Employees**
The Company has not issued shares to individuals in exchange for services provided to the Company.



## 5. CONTINGENCIES

The Company has never been involved in any litigation, there is no pending or threatened litigation of which management is aware, and there are no contingent liabilities of which management is aware.

## 6. SUBSEQUENT EVENTS

As discussed in note 1, Lifeblink Incorporated, a New Jersey Corporation was formed July 22, 2014. On May 20, 2016 the company was dissolved and Lifeblink Incorporate., became a Delaware C corporation.